Exhibit 99.4




VIA FACSIMILE                                       CONTACT: WALTER L. REESE
TOTAL PAGES - 4                                        SHAREHOLDER RELATIONS
                                                     (206) 623-1635 Ext. 454

SEATTLE, WASHINGTON...January 31, 2003...Todd Shipyards Corporation (the "Company") announced revised financial results for the third quarter ended December 29, 2002. The revised results are attributable to a nonrecurring, non-cash charge arising from the settlement of a portion of the Company's pension liabilities. The Company was pleased with the outcome of the pension settlement, which transferred a portion of its pension liability to an international labor union organization, however under the provisions of pension accounting, the settlement of these liabilities triggered recognition of certain cumulative differences between plan assumptions and actual results. The Company was notified of the settlement impact and resulting charge subsequent to its quarterly earnings release on January 22, 2003, but prior to the filing of its Form 10-Q. This settlement and related charge resulted in a $0.6 million reduction in operating income and pre-tax income for the quarter and nine-month period ending December 29, 2002 from the results previously announced on January 22, 2003.

For the quarter, the Company reported a revised net loss of $0.1 million or $0.02 per share on revenue of $31.8 million. The results for the third quarter were affected by performance difficulties the Company encountered in completing two fixed priced repair and maintenance projects during the quarter, as well as the nonrecurring pension settlement charge as previously mentioned. The performance results on the two projects and the pension settlement charge reduced the quarter's pre-tax income by approximately $2.6 million. For the nine-month period ended December 29, 2002, the Company reported revised net income of $4.2 million or $0.75 per diluted share on revenue of $121.7 million.

In the prior year third quarter ending December 30, 2001, the Company reported net income of $1.1 million or $0.21 per diluted share on revenue of $30.6 million. For the nine-month period then ended, the Company reported net income of $5.9 million or $0.81 per diluted share on revenue of $92.8 million. Per share calculations for the nine-month period ended December 29, 2002 were impacted favorably by the Company's Dutch Auction share repurchase of 4.1 million shares of its common stock during the second quarter of the prior fiscal year.

The Company's third quarter revenue of $31.8 million reflects an increase of $1.3 million (4%) from fiscal year 2002 third quarter levels. Fiscal year 2003 nine-month revenue of $121.7 million reflects an increase of $28.9 million (31%) from the comparable prior year period. The moderate revenue increase for the third quarter is primarily due to the fluctuations in the size and number of bidding opportunities available to the Company, as well as the Company's bidding success. Revenue increases for the nine months ending December 29, 2002 are primarily due to the simultaneous execution of repair and overhaul work under the Company's three U.S. Navy phased maintenance contracts that occurred during the first and second quarters.

For the third quarter ending December 29, 2002, the Company reported a revised operating loss of $0.6 million, its first operating loss in two years. As previously mentioned, this loss was attributable to performance difficulties completing two fixed priced repair projects during the quarter and a nonrecurring pension settlement charge which together reduced operating income by approximately $2.6 million. During the comparable period last fiscal year, the Company reported operating income of $1.4 million. For the nine-month period ended December 29, 2002, the Company reported revised operating income of $5.4 million. During the comparable prior year nine-month period, the Company also reported operating income of $5.4 million.

For the third quarter and nine months ending December 29, 2002, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.5 million and $1.1 million, respectively.
During the same periods ending December 30, 2001, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.4 million and $3.7 million, respectively. The decrease in investment and other income for the first nine months of fiscal year 2003 from the prior year level primarily reflects the reduction in funds available for investment purposes following the above mentioned Dutch Auction share repurchase, as well as lower investment yields generally available in the market.

For the third quarter ending December 29, 2002, the Company reported a revised federal income tax benefit of $43 thousand. During the nine-month period then ended, the Company reported a revised federal income tax expense of $2.3 million. During the same periods ending December 30, 2001, the Company recorded $0.6 million and $3.2 million respectively, in federal income tax expense.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include both general economic risks and uncertainties and matters, which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:


TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended December 29, 2002 and December 30, 2001
(in thousands of dollars, except per share data)

                                       Quarter Ended        Nine Months Ended
                                    12/29/02  12/30/01      12/29/02  12/30/01

Revenue                              $31,840   $30,556      $121,683  $92,815
Operating expenses:
  Cost of revenue                     25,290    22,003        87,625   64,862
  Administrative and
   manufacturing overhead
   expenses                            7,163     7,193        28,813   23,023
Provision for environmental reserve        -         -          (125)    (465)
Total operating expenses              32,453    29,196       116,313   87,420

Operating income (loss)                 (613)    1,360         5,370    5,395

Investment and other income              319       317           928    1,551
Gain on sales of
 available-for-sale securities           134        63           165    2,172

Income (loss) before income taxes       (160)     1,740         6,463    9,118
Income tax expense (benefit)             (43)       616         2,301    3,221

Net income (loss)                    $  (117)   $ 1,124       $ 4,162  $ 5,897

Net income (loss) per common share:  $ (0.02)   $  0.21       $  0.75  $  0.81
  Diluted

Number of shares used in the
  calculation of diluted
  earnings per share (thousands)       5,281      5,388         5,557    7,279

A copy of the Company's financial statements for the quarter ended December 29, 2002 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
December 29, 2002 and March 31, 2002
(in thousands of dollars)

                                             12/29/02   03/31/02
                                           (Unaudited)
ASSETS
Cash and cash equivalents                    $ 13,944   $17,795
Securities available-for-sale                  26,587    13,841
Accounts receivable, net                        9,350    15,824
Other current assets                            5,033     7,691
Total Current Assets                           54,914    55,151

Property, plant and equipment, net             16,271    16,595
Deferred pension asset                         29,743    30,823
Insurance receivable                           28,129    26,798
Other long term assets                          4,388     4,313
Total Assets                                 $134,445  $133,680

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
  accruals including taxes payable            $10,822   $14,908
Other current liabilities                       2,519     2,864
Total Current Liabilities                      13,341    17,772

Environmental and other reserves               29,977    28,467
Accrued postretirement benefits                16,779    17,404
Other non-current liabilities                   3,756     4,040
Total Liabilities                              63,853    67,683

Total stockholders' equity                     69,592    65,997
Total liabilities and stockholders' equity   $134,445  $133,680

A copy of the Company's financial statements for the quarter ended December 29, 2002 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.